Exhibit 10.1
Dated as of 22 December, 2006
JANOS SIVO, ALAN STRONG, WILLIAM HILL, AND
JAMES BAKER
BEING ALL OF THE SELLERS OF CARTESIAN LIMITED,
and
THE MANAGEMENT NETWORK GROUP INC.
SHARE PURCHASE AGREEMENT
in respect of the entire issued share
capital of Cartesian Limited
Bingham McCutchen LLP
41 Lothbury
London
EC2R7HF

 i

SHARE PURCHASE AGREEMENT
This Agreement is made on 22 December 2006
between:
(1)	Each of Janos Sivo, Alan Strong, William Hill and James Baker, being all of the shareholders of Cartesian Limited (the “Sellers”); and

(2)	The Management Network Group Inc. a company incorporated in the USA (the “Buyer”) (together the “Parties”).
Whereas:
(A)	The Sellers have agreed to sell the number of shares set out against their respective names in Schedule 1 to this Agreement (the “Shares”) and to assume the obligations imposed on the Sellers under this Agreement;

(B)	The Buyer has agreed to purchase the Shares and to assume the obligations imposed on the Buyer under this Agreement;

(C)	The Company is engaged in the business of providing independent technical telecommunications consultancy and revenue assurance products (the “Business”);

(D)	The Sellers collectively own all of the issued and outstanding share capital of the Company as at the date of this Agreement; and

(E)	The Buyer desires to purchase from the Sellers, and the Sellers desire to sell to the Buyer, the Shares for the consideration and on the terms of and subject to the conditions set forth in this Agreement.
It is agreed as follows:
1	INTERPRETATION

In this Agreement, unless the context otherwise requires, the provisions in this Clause I apply.

1.1	Definitions

“Act” means the Companies Act 1985, as amended from time to time.

“Adjusted Earned Cash Test” has the meaning set forth in Clause 3.2.2 of this Agreement.

“Affiliate” means, with respect to any Person, any Person directly or indirectly controlling, controlled by or under direct or indirect common control with such other Person, through the ownership of all or part of any Person.

“Agreed Form” means, in relation to a document, such document in the terms agreed between the Sellers and the Buyer and initialed as such by the Buyer’s Solicitors and the Sellers’ Solicitors with such alterations as may be agreed in writing between them from time to time.

“Agreement” means this Share Purchase Agreement, dated as of 22 December, 2006, by and among the Sellers and the Buyer.

“Applicable Law” means, with respect to any Person, any domestic or foreign, federal, state or local statute, law, rule, regulation, order, it, injunction, judgment, decree or other requirement, of any

Governmental Authority (including any Environmental Law) applicable to such Person or any of their properties or assets.

“Articles of Association” means the articles of association of the Company as at the date of this Agreement.

“Associate” or “Associated With” means, when used to indicate a relationship with any Person, (a) any other Person of which such Person is an officer or partner or is, directly or indirectly, the beneficial owner of twenty percent (20%) or more of any class of equity securities issued by such other Person, (b) any trust or other estate in which such Person has a substantial beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity, and (c) any relative or spouse of such Person, or any relative of such spouse who has the same home as such Person or who is a director or officer of such Person or any Affiliate thereof.

“Auditor” has the meaning set forth in Clause 3.4.4 of this Agreement.

“Audited Statements” means the balance sheets and related statements of operations and retained earnings and of cash flows for the Company for the year ended 31st July, 2006, audited by the Company’s auditors in accordance with the Act.

“Business” has the meaning set forth in the Recitals to this Agreement.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York and London, England are authorised or required by law to close.

“Buyer” has the meaning set forth in the preamble to this Agreement.

“Buyer’s Group” means the Buyer and any Subsidiary of the Buyer.

“Buyer’s Solicitors” means Bingham McCutchen LLP of 41 Lothbury, London EC2R 7HF.

“Buyer’s Warranties” means the Warranties set out in Schedule 8.

“Closing” means the closing of the transactions contemplated by this Agreement, pursuant to the provisions of Clause 6.

“Closing Date” has the meaning set forth in Clause 6.1 of this Agreement.

“Closing Net Working Capital” means the aggregate amount of (i) current assets of the Company as of the Closing Date, less (ii) the sum of current liabilities of the Company as of the Closing Date, each as determined in accordance with UK GAAP.

“Company” means Cartesian Limited, details of which are set out in Schedule 1.

“Company Transaction Expenses” means the legal, accounting, financial advisory and other professional fees and expenses of the Company incurred in connection with the transactions contemplated herein that accrue on or prior to the Closing Date.

“Competition Law” means the national and directly effective legislation of any jurisdiction which governs the conduct of companies or individuals in relation to restrictive or other anti-competitive agreements or practices (including, but not limited to, cartels, pricing, resale pricing, market sharing, bid rigging, terms of trading, purchase or supply and joint ventures), dominant or monopoly market positions (whether held individually or collectively) and the control of acquisitions or mergers.

“Confidential Information” has the meaning set forth in 9.5.1 of this Agreement.

“Consultancy Agreement” means an agreement other than a contract of employment with the Company, pursuant to which an individual provides services to the Company.

“Consultant” means a Person (whether an individual or otherwise) providing services to the Company pursuant to a Consultancy Agreement.

“Contracts” means all contracts, agreements, options, leases, sales and accepted purchase orders, commitments and other instruments of any kind to which the Company is a party on the Closing Date.

“Damages” means all demands, claims, actions or causes of action, proceedings, assessments, losses, damages, properly incurred costs, properly incurred expenses, liabilities, judgments, awards, fines, sanctions, penalties, charges and amounts paid in settlement, including (without limitation), the properly incurred costs, fees and expenses of solicitors, accountants and other agents of the relevant Person incurred in connection with such demands, etc.

“Debt” means (i) any indebtedness of the Company, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or other similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker’s acceptances or representing capitalised lease obligations, (ii) any deferred and unpaid balance of the purchase price of any property, (iii) all indebtedness of others secured by an Encumbrance on any asset of the Company (whether or not such indebtedness is assumed by the Company) and, (iv) to the extent not otherwise included by Clauses (i) through (iii) above, any guarantee by the Company of any indebtedness of any other Person.

“Disclosure Letter” means the letter dated on the same date as this Agreement from the Sellers to the Buyer disclosing:

(a) information constituting exceptions to the Sellers’ Warranties; and

(b) details of other matters referred to in this Agreement;

“Earned Cash” means one million British pounds (£1,000,000).

“Earn-Out Installment Payment” has the meaning set forth in Clause 3.1.5 of this Agreement.

“Earn-Out Measurement Date” has the meaning set forth in Clause 3.1.5 of this Agreement.

“Earn-Out Period” has the meaning set forth in Clause 3.1.5 of this Agreement.

“Earn-Out Term” means the four years ending 31st August 2010 or if earlier the date on which all Earn-Out Installment Payments and Earned Cash payments have been paid to the Sellers in accordance with the provisions of this Agreement.

“EBITDA” shall mean, for any specified time period, net earnings of the Company during such time period before any deduction for interest, taxes, depreciation or amortisation, each as determined in accordance with UK GAAP as adjusted by the provisions of Schedule 6.

“Employees” means those employees, directors and officers of the Company, who are immediately prior to Closing employed by the Company.

“Employment Agreements” means any employment, contracting, severance, pay, continuation pay, termination pay or indemnification agreements or other similar agreements of any nature whatsoever (including Consultancy Agreements) between the Company and any officer, Employee or Consultant or any former officer, employee or Consultant of the Company.

“Encumbrance” means with respect to any asset, any claim, charge, mortgage, lien, option, equity, power of sale, hypothecation, retention of title, right of pre-emption, right of first refusal or other third party right or security interest of any kind or an agreement, arrangement or obligation to create any of the foregoing in respect of such asset;

“Environment” means the natural and man-made environment, including (without limitation) all or any of the following media (alone or in combination): air (including the air within buildings and the air within other natural or man-made structures whether above or below ground); water (including water under or within land or in drains or sewers); soil and land and any ecological systems and living organisms supported by these media, including man or systems supported by these media.

“Environmental Law” means all statutes, common law, bye-laws, regulations and subordinate legislation, judgments, decisions, notices, orders, (including, without limitation, the laws of the European Union and the Environmental Protection Act 1990, together with any regulations made thereunder) to the extent that the same are in force concerning (i) the pollution or protection of, or compensation of damage or harm to, the Environment; (ii) occupational or public health and safety; (iii) emissions, discharges or releases into, or the presence in, the Environment of Hazardous Substances and (iv) the use, treatment, storage, disposal, transportation or handling of Hazardous Substances.

“Equity Securities” has the meaning set forth in Sellers’ Warranty 1.5.1 of Schedule 5 of this Agreement.

“Escrow Account” means the joint trust account in the name of the Sellers’ Solicitors and. the Buyer’s Solicitors maintained by the Escrow Agent operated in accordance with the terms of the Escrow Agreement.

“Escrow Agent” means Barclays Bank plc.

“Escrow Agreement” means the agreement between the parties and the Escrow Agent governing the operation of and release of funds from the Escrow Account, which funds are held on trust for the Sellers, pursuant to the terms of the Escrow Agreement.

“Financial Statements” has the meaning set forth in Sellers’ Warranty 2.1 of Schedule 5 of this Agreement.

“First Anniversary” means 31st August, 2007.

“First Year EBITDA” means the EBITDA of the Company for the period beginning on 1st September 2006 and ending on the First Anniversary.

“First Year Revenue” means gross revenues of the Company for the period beginning on 1st September 2006 and ending on the First Anniversary, determined in accordance with UK GAAP.

“Fourth Anniversary” means 31st August, 2010.

“Governmental Authority” means any foreign, domestic, federal, territorial, state or local governmental authority, quasi-governmental authority, instrumentality, court, government or self-regulatory organisation, commission or tribunal or any regulatory, administrative or other agency, or any political or other sub-division, department or branch of any of the foregoing which has competent jurisdiction over the relevant Persons or its business, property, assets or operations.

“Hazardous Substance” means any natural or artificial substance of any nature whatsoever (whether in the form of a solid, liquid, gas or vapour alone or in combination with any other substance) which is capable of causing harm or damage to the Environment or to public health or welfare or capable of causing a nuisance, including but not limited to controlled, special, hazardous, toxic or dangerous wastes or pollutants.

“Health and Safety Laws” means all Applicable Laws, statutes, regulations, secondary legislation, bye-laws, common law, directives, treaties and other measures, judgments and decisions of any court or tribunal, codes of practice and guidance notes which are legally binding and in force as at the date of this Agreement in so far as they relate to or apply to the health and safety of any Person, including the Health and Safety at Work Act 1974, the Control of Asbestos at Work Regulations 2002 and the Construction (Design and Management) Regulations 1994.

“IOTA 1988” means the Income & Corporation Taxes Act 1988.

“Intellectual Property” means Marks, trade names, domain names, get-up, Patents, Software, inventions, registered and unregistered design rights, copyrights, semi-conductor topography rights, database rights and all other similar rights in any part of the world (including Know-how) including, where such rights are obtained enhanced by registration, any registration of such rights and applications and rights to apply for such registrations;

“Intellectual Property Rights” means intellectual property rights arising from or in respect of any Intellectual Property whether protected, created or arising under the laws of England and Wales or any other jurisdiction.

“ITEPA” means the Income Tax (Earnings & Pensions) Act 2003.

“Know-how” means confidential industrial and commercial information and techniques in any form including (without limitation) drawings, formulae, test results, reports, project reports and testing procedures, instruction and training manuals, tables of operating conditions, market forecasts, lists and particulars of customers and suppliers;

“Knowledge” or “so far as the Sellers are aware” or “Awareness of the Sellers” or “Knowledge of the Sellers,” “Known to the Sellers” and any other phrases of similar import mean, with respect to any matter in question relating to the Company or the Shares, if the Sellers have actual knowledge of such matter or would have such knowledge of such matter after having made such enquiry of the other Sellers and Dermod Ranaghan as is reasonable in the context of the matter in question.

“Leased Real Property” has the meaning set forth in Sellers’ Warranty 3.2.1 in Schedule 5 of this Agreement.

“Leases” has the meaning set forth in Sellers’ Warranty 3.2.1 in Schedule 5 of this Agreement.

“Liability” means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, absolute or contingent, accrued or unaccrued, secured or unsecured, joint or several, due or to become due, executory, determined, determinable or otherwise, whether or not the same is required to be accrued on the financial statements of such Person and whether or not the same is disclosed in any Schedule to this Agreement.

“Marks” means registered and unregistered trademarks and service marks and logos (including any Internet domain names), and applications thereof.

“Material Adverse Effect” means a material adverse change in, or effect on, the Business, operations, financial condition, results of operations, prospects or any other aspect of the Company or the Business (which may include the termination of any significant customer relationships depending on the net decrease in revenue, termination of employment of senior employees or any other actions or events which would constitute a material adverse change in the Business or operations of the Company, taken as a whole).

“Net Working Capital Deficiency” means the amount, if any, by which the Closing Net Working Capital, as finally determined in accordance with Clause 3.4 below, is less than one million, eight hundred and fifty thousand British pounds (£1,850,000).

“Net Working Capital Substantiation Date” means the earlier of six months following the Closing Date or the date on which current assets of not less than one million, eight hundred and fifty thousand

British pounds (£1,850,000) reflected in the Closing Net Working Capital, as finally determined in accordance with Clause 3.4 below, have been actually collected (and not just earned or accrued) by the Company.

“New Articles of Association” means the new articles of association of the Company in the Agreed Form and substantially in the form set out at Exhibit H.

“Optionholders” has the meaning set forth in Clause 3.3.2 of this Agreement. “Option Shares” has the meaning set forth in Clause 3.3.2 of this Agreement.

“Patents” means patents, patent rights and all applications thereof, including any and all continuation, divisional, continuation-in-part, or reissue patent applications or patents issuing thereon.

“Pensionable Employees” means Employees and past officers and employees of the Company.

“Pension Schemes” means the Friends Provident Group Personal Pension Scheme commenced in November 2005 and the Executive Retirement Plan commenced on 19 March 1998.

“Permits” has the meaning set forth in Sellers’ Warranty 7.1 of Schedule 5 of this Agreement.

“Permitted Encumbrances” means (a) Encumbrances for Taxes or governmental assessments, charges or claims the payment of which are not yet due, or for Taxes the validity of which is being contested in good faith by appropriate proceedings; (b) statutory Encumbrances of landlords and Encumbrances of carriers, warehousemen, mechanics, materialmen and other similar Persons and other Encumbrances imposed by Applicable Law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith; (c) Encumbrances relating to deposits made to secure the performance of leases, trade contracts or other similar agreements listed on the Schedules hereto; and (d) Encumbrances fully and fairly disclosed in the Disclosure Letter; provided, however, that, with respect to each of Clauses (a) through (c), to the extent that any such Encumbrance arose prior to the date of the Audited Statements and relates to, or secures the payment of, a Liability that was required to be accrued under UK GAAP on the Audited Statements, such Encumbrance shall not be a Permitted Encumbrance unless adequate reserves were maintained in respect thereof on the Audited Statements in accordance with UK GAAP.

“Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, estate or other entity or organisation, including a Governmental Authority.

“Post-Closing Net Losses” means, the sum of the net losses, if any, (exclusive of net income for any individual period) of the Company incurred during the twelve month period prior to the First Anniversary, the Second Anniversary, the Third Anniversary or the Fourth Anniversary (as applicable) for the purposes of Clause 3.2.2.

“Pre-Closing EBITDA” means £642,012

“Pre-Closing Revenue” means £5,414,465

“Prior Year” means, as of the Second Anniversary, Third Anniversary or Fourth Anniversary (as applicable), the twelve-month period immediately preceding such date.

“Prior Year EBITDA” means, as of the Second Anniversary, Third Anniversary or Fourth Anniversary (as applicable), the EBITDA of the Company for the Prior Year.

“Prior Year Revenue” means, as of the Second Anniversary, Third Anniversary or Fourth Anniversary (as applicable), the gross revenues of the Company for the Prior Year, as determined in accordance with UK GAAP.

“Proceedings” has the meaning set forth in Sellers’ Warranty 5 of Schedule 5 of this Agreement.

“Properties” means the Leased Real Property and “Property” means any one of them.

“Proposed Closing Balance Sheet” has the meaning set forth in Clause 3.4.1 of this Agreement.

“Proposed Net Working Capital” has the meaning set forth in Clause 3.4.1 of this Agreement.

“Purchase Price” has the meaning set forth in Clause 3.1 of this Agreement.

“Relevant Territory” means the United Kingdom, the United States of America, Canada, Mexico, the Republic of Ireland, France, Germany, Italy, Spain, Austria, Switzerland, the Netherlands, Belgium, Portugal, Sweden and Norway.

“Restrictive Period” has the meaning set forth in Clause 4.1 of this Agreement.

“Scheduled Contracts” has the meaning set forth in Sellers’ Warranty 6.1.1 of Schedule 5 of this Agreement.

“Second Anniversary” means 31st August, 2008.

“Seller Employment Agreements” means the employment agreements in the Agreed Form to be entered into by each Seller with the Company attached as Exhibit G to this Agreement.

“Sellers” has the meaning set forth in the preamble to this Agreement.

“Sellers’ Solicitors” means Nabarro Nathanson of Lacon House, Theobald’s Road, London WC1X 8RW.

“Sellers’ Warranties” or “Warranties” means the warranties given severally by the Sellers pursuant to Clause 8 and Schedule 5 and “Sellers’ Warranty” and “Warranty” means any one of them.

“Shares” has the meaning set forth in the Recitals to this Agreement.

“Software” means any and all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (c) descriptions, flow-charts and other work products used to design, plan, organise and develop any of the foregoing, and (d) all documentation, including user manuals and training manuals, relating to any of the foregoing, in each case developed or licensed by the Company, or used in or necessary for the conduct of its business, specifically excluding those items prepared for customers in the operation of the Company’s business for which the Company has assigned all or exclusive title to the customer and excluding generally available computer programs produced by others which are used by the Company “as is” or without modification.

“Subsidiary” means, with respect to any Person, (a) any corporation as to which more than 50% of the outstanding shares having ordinary voting rights or power (and excluding shares having voting rights only upon the occurrence of a contingency unless and until such contingency occurs and such rights may be exercised) is owned or controlled, directly or indirectly, by such Person and/or by one or more of such Person’s Subsidiaries, and (b) any partnership, limited liability company, joint venture or other similar entity of which such Person has the right to give directions with respect to the operating and financial policies of that entity, which that entity’s management is obliged to comply or customarily comply with (or any Subsidiary thereof). When used without reference to a particular Person, “Subsidiary” means a subsidiary of the Company.

“Taxation” or “Tax” shall have the meaning given in the Tax Indemnity.

“Tax Indemnity” means the deed of covenant against Taxation in the Agreed Form entered into between the Buyer and the Sellers at Closing.

“TCGA” means the Taxation of Chargeable Gains Act 1992.

“Third Anniversary” means 31st August, 2009.

“Trade Secrets” means Know-how, inventions, discoveries, concepts, ideas, methods, processes, designs, formulae, technical data, drawings, specifications, data bases and other proprietary and confidential information, in each case to the extent not Marks or Patents.

“UK GAAP” means generally accepted accounting principles in the United Kingdom, as in effect from time to time, and as consistently applied.

“VAT” means value added tax.

“VATA” means the Value Added Tax Act 1994.

“Working Capital Payment” has the meaning set forth in Clause 3.1.7 of this Agreement.
1.2	Modification etc. of Statutes
References to a statute or statutory provision include:
1.2.1	that statute or provision as from time to time modified, re-enacted or consolidated whether before or after the date of this Agreement;

1.2.2	any past statute or statutory provision (as from time to time modified, re-enacted or consolidated) which that statute or provision has directly or indirectly replaced; and

1.2.3	any subordinated legislation made from time to time under that statute or statutory provision.
1.3	Singular, plural, gender
References to one gender include all genders and references to the singular include the plural and vice versa.
1.4	References to persons and companies
References to:
1.4.1	a person include any company, partnership or unincorporated association (whether or not having separate legal personality); and

1.4.2	a company shall include any company, corporation or any body corporate, whether incorporated.
1.5	References to subsidiaries and holding companies
The words “holding company”, and “subsidiary undertaking” shall have the same meaning in this Agreement as their respective definitions in the Act.
1.6	Connected Persons
A person shall be deemed to be connected with another if that person is connected with such other within the meaning of section 839 of the Income and Corporation Taxes Act 1988.
1.7	Accounts
Any reference to “accounts” shall include the directors’ and auditors’ reports, relevant balance sheets and profit and loss accounts and related notes together with all documents which are or would be required by law to be annexed to the accounts of the company concerned to be laid before that company in general meeting in respect of the accounting reference period in question.
1.8	Schedules etc.
References to this Agreement shall include any recitals and Schedules to it and references to Clauses and Schedules are to Clauses of, and Schedules to, this Agreement. References to paragraphs and Parts are to paragraphs and Parts of the Schedules.
1.9	Headings
Headings shall be ignored in interpreting this Agreement.
1.10	Information
References to books, records or other information mean books, records or other information in any form including paper, electronically stored data, magnetic media, film and microfilm.
2	AGREEMENT TO SELL THE SHARES

2.1	Sale and Purchase
On and subject to the terms of this Agreement, the Sellers agree to sell, and the Buyer agrees to purchase, the Shares.
2.2	Encumbrances
The Shares shall be sold by the Sellers with full title guarantee free from Encumbrances and together with all rights and advantages attaching to them as at Closing (including, without limitation, the right to receive all dividends or distributions declared, made or paid on or after Closing).
2.3	Pre-Emption Rights
The Sellers shall procure that on or prior to Closing any and all rights of pre-emption over the Shares are waived irrevocably by the Persons entitled thereto.
3	CONSIDERATION
3.1	Amount
The consideration for the purchase of the Shares under this Agreement shall be paid by Buyer to the Sellers for the Shares as follows (the “Purchase Price”):
3.1.1	at Closing, the Buyer shall pay to each of the Sellers the sum of three hundred and seventy-five thousand British pounds (£375,000) by wire transfer of immediately available funds, to an account specified by each Seller at least three (3) days prior to Closing;

3.1.2	at Closing, the Buyer shall pay into the Escrow Account the amount of one million, two hundred and fifty thousand British pounds (£1,250,000) pursuant to the terms of the Escrow Agreement;

3.1.3	subject to the terms of the Escrow Agreement, the parties shall procure that the Escrow Agent shall pay to the Sellers the sum of :
(a)	seven hundred and fifty thousand British pounds (£750,000) plus all accrued interest in the Escrow Account on the first anniversary of the Closing Date; and

(b)	five hundred thousand British pounds (£500,000) plus all accrued interest in the Escrow Account on the second anniversary of the Closing Date by wire transfer of immediately available funds, to an account specified by each Seller at least three (3) days prior to each such payment date, ratably in proportion to their individual Share ownership immediately prior to the Closing;
3.1.4	subject and pursuant to the provisions of Clause 3.2 and Clause 3.1.8, the Buyer shall pay the Earned Cash to the Sellers by wire transfer of immediately available funds, to an account specified by each Seller at least five (5) days prior to the date of the relevant payment;
3.1.5	subject to the provisions of Clause 3.1.6 and Clause 3.1.8 below within thirty (30) days of the last day of each of the first eight (8) six-month periods following the 31st August, 2006 (each of such six-month periods, an “Earn-Out Period”, and the last day of each such period, an “Earn-Out Measurement Date”), the Buyer shall pay to the Sellers an amount (each such payment, an “Earn-Out Installment Payment”) equal to (i) the lesser of (a) thirty-five percent (35%) of the Company’s EBITDA for the entire period beginning on 1st September 2006 and ending on such Earn-Out Measurement Date, (b) the product obtained by multiplying five hundred thousand British pounds (£500,000) times the number of Earn-Out Periods that have occurred since 31st August 2006 and (c) £3 million British pounds (£3,000,000), less (ii) the amount of all Earn-Out Installment Payments previously paid to the Sellers, to an account specified by each Seller at least three (3) days prior to each Earn-Out Measurement Date, ratably in proportion to their individual Share ownership immediately prior to the Closing Date. In the event that any Earn-Out Installment Payment is zero or a negative amount, no payment shall be made for such Earn-Out Period. The Buyer and the Sellers agree that the procedures set out in Schedule 9 shall apply to the calculation of EBITDA required in accordance with this Clause 3.1.5. During the Earn-out Term, the Buyer and the Sellers shall procure that the provisions of Schedule 7 shall apply, subject to the Sellers complying with their fiduciary duties as Directors of the Company, and the terms of their respective Seller Employment Agreements. Notwithstanding the provisions of this Clause 3.1.5, the Sellers shall continue to manage the Business without undue interference from the Buyer during the Earn-Out Term;

3.1.6	the maximum aggregate amount to be paid to the Sellers pursuant to Clause 3.1.5 shall be three million British pounds (£3,000,000). For the avoidance of doubt, upon an aggregate of three million British pounds (£3,000,000) being paid to the Sellers pursuant to Clause 3.1.5, together with all payments of Earned Cash being made to the Sellers pursuant to Clause 3.1.4, the Earn-Out Term shall be terminated;

3.1.7	subject to Clause 3.1.9 below, within fifteen (15) days following the later of (i) the Net Working Capital Substantiation Date, and (ii) the date that is three (3) months following the Closing Date, the Buyer shall pay to the Sellers the sum of five hundred thousand British pounds (£500,000) (the “Working Capital Payment”) by wire transfer of immediately available funds, to an account specified by each Seller at least three (3) days prior to such payment date, ratably in proportion to their individual Share ownership immediately prior to the Closing Date;

3.1.8	the Working Capital Payment and thereafter the remainder of the Purchase Price will be reduced by the amount of the Net Working Capital Deficiency, if any;

3.1.9	on the Closing Date, the Buyer will pay to the Sellers £200,000 in respect of the Seller’s costs, and the Sellers will provide the Buyer with copies of appropriate invoices in respect of such costs within fourteen (14) days of Closing. Any Company Transaction Expenses unpaid as of the Closing will reduce the Working Capital Payment, to the extent that such unpaid amounts contribute to a reduction in the Closing Net Working Capital.
3.2	Condition to and Method of Payment of Earned Cash
3.2.1	If (i) the First Year Revenue equals or exceeds the Pre-Closing Revenue, and (ii) the First Year EBITDA equals or exceeds the Pre-Closing EBITDA (such determination, the “Earned Cash Test”),

then the Earned Cash shall be paid by the Buyer to the Sellers in four (4) equal annual installments within fifteen (15) days of each of the First Anniversary, Second Anniversary, Third Anniversary and Fourth Anniversary and the remaining paragraphs of this Clause 3.2 shall not be applicable. Each installment payment of the Earned Cash shall constitute payment of sixty-two thousand, five hundred pounds (£62,500) to each Seller by wire transfer of immediately available funds, to an account specified by each Seller at least five (5) days prior to the date of the relevant payment.
3.2.2	If the Company fails the Earned Cash Test, then no payment of Earned Cash shall be made on the First Anniversary, and the parties shall apply the Adjusted Earned Cash Test (as described below), on each of the Second Anniversary, Third Anniversary and Fourth Anniversary, until the Company meets the Adjusted Earned Cash Test or the Fourth Anniversary has passed. On the Second Anniversary, Third Anniversary and/or Fourth Anniversary, as applicable, if (i) the Prior Year Revenue equals or exceeds the Pre-Closing Revenue, and (ii) the Prior Year EBITDA less any Post-Closing Net Losses equals or exceeds Pre-Closing EBITDA (the “Adjusted Earned Cash Test”), then any Earned Cash that would have been paid by the Buyer to the Sellers prior to such date if the Earned Cash Test had been met shall be payable within fifteen (15) days of the Second Anniversary, Third Anniversary or Fourth Anniversary (as appropriate) and the remaining outstanding Earned Cash shall be paid on the dates that such payments would have been paid if the Earned Cash Test had been met.

3.2.3	In the event that the Company fails the Earned Cash Test and the Adjusted Earned Cash Test on all of the Second Anniversary, Third Anniversary and Fourth Anniversary (as applicable) then the Earned Cash shall not be paid to the Sellers, who shall thereafter have no right to claim any amount in respect of Earned Cash from the Buyer.
3.3	Company Share Options
3.3.1	The Buyer and the Sellers acknowledge that, subject to any necessary thresholds being satisfied, the Purchase Price and any other consideration payable by the Buyer to the Sellers in accordance with Clause 3.1 represents the total consideration payable to the Sellers in respect of the Shares and constitutes the full payment by the Buyer for all of the current issued share capital of the Company.
3.3.2	Notwithstanding the foregoing, the Buyer and the Sellers acknowledge that the Company has granted options to certain of its employees (the “Optionholders”) to acquire shares in the Company (the “Option Shares”) and that the total consideration payable by the Buyer to the Sellers pursuant to Clause 3.1 does not include any consideration due to the Optionholders in respect of the Option Shares. Any consideration to be paid for the acquisition of the Option Shares by the Buyer, shall be the responsibility of the Buyer.
3.3.3	The Buyer and the Sellers shall procure that, prior to the Closing Date, the Company’s memorandum and articles of association will be replaced by the New Articles of Association and thereafter the Buyer and the Sellers will use their reasonable endeavours to procure that the Company shall (to the extent permitted under applicable law) manage the sale, purchase and transfer of the Option Shares from the Optionholders to the Buyer as required in respect of any transfer of Option Shares to the Buyer under Article 8 of the New Articles of Association.
3.4	Determination of the Closing Net Working Capital
3.4.1	Within thirty (30) days following the Closing Date, the Sellers shall prepare or cause to be prepared (and the Buyers shall co-operate with such preparation to the extent reasonably required by Sellers), and shall deliver to the Buyer, (i) a balance sheet of the Company as of the Closing Date (the “Proposed Closing Balance Sheet”), and (ii) based on the Proposed Closing Balance Sheet in accordance with the provisions of Schedule 6, a calculation of the Closing Net Working Capital, which shall exclude any amounts in respect of Company Transaction Expenses (the “Proposed Net Working Capital”). The Sellers shall provide to the Buyer and its representatives access to the personnel and books and records of the Company to the extent related to the preparation of such balance sheet and the calculation of the Proposed Net Working Capital. If the Buyer does not object to the Proposed Net Working Capital, in the manner provided below, the Buyer shall be deemed to have accepted the Proposed Closing Balance Sheet and the Proposed Net Working Capital, which shall be deemed to be the Closing Net Working Capital, and which shall be final, binding and conclusive for all purposes hereunder.
3.4.2	At the end of each calendar month between the Closing Date and the Net Working Capital Substantiation Date, the Sellers shall prepare or cause to be prepared (and the Buyer shall co-operate with such preparation to the extent reasonably required by the Sellers) and shall deliver to the Buyer, a listing of the cash receipts, cash disbursements and liabilities arising which were not included in the Proposed Closing Balance Sheet, occurring subsequent to the Closing Date (each a “Statement of Movements in Net Working Capital”) and shall share such Statements of Movements in Net Working Capital with the Buyers and consult with them in respect of any reasonable questions or comments they may raise thereon.
3.4.3	Within fifteen (15) days following the Net Working Capital Substantiation Date, the Sellers shall prepare or cause to be prepared (and the Buyer shall co-operate with such preparation to the extent reasonably required by the Sellers), and shall deliver to the Buyer, a final Statement of Movements in Net Working Capital from the Closing Date and through to the Net Working Capital Substantiation Date (the “Final Statement of Movements in Net Working Capital”). The Sellers shall provide to the Buyer and its representatives access to the personnel and books and records of the Company to the extent related to the preparation of such Final Statement of Movements in Net Working Capital. If the Buyer does not object to the Final Statement of Movements in Net Working Capital, in the manner provided at Clause 3.4.4 below, the Buyer shall be deemed to have accepted the Final Statement of Movements in Net Working Capital, which shall be final, binding and conclusive for all purposes hereunder.
3.4.4	If the Buyer disagrees with the Proposed Net Working Capital or Final Statement of Movements in Net Working Capital, it shall notify the Sellers of such disagreement in writing within fifteen (15) Business Days after receipt of the Proposed Closing Balance Sheet, the calculation of the Proposed Net Working Capital from the Sellers or Final Statement of Movements in Net Working Capital (as the case may be), and such notice shall set forth in detail the particulars of such disagreement. In the event any such notice of disagreement is timely provided by the Buyer, the Sellers and the Buyer shall use their reasonable endeavours for a period of ten (10) Business Days to resolve any disagreements with respect to the calculation of the Proposed Net Working Capital or Final Statement of Movements in Net Working Capital. If, at the end of such period, the Sellers and the Buyer are unable to resolve such disagreements, then an independent accounting firm of recognised national standing, other than the Sellers’ or the Company’s independent auditors, mutually selected by the Sellers and the Buyer (the “Auditor”), shall resolve any remaining disagreements, acting as expert and not as arbitrator. If the Sellers and the Buyer cannot agree on the Auditor, either party may request the President of the Institute of Chartered Accountants of England and Wales to select such independent accounting firm of recognised national standing as the Auditor, who shall act as expert and not as arbitrator. The Auditor shall be asked to resolve as promptly as practicable, preferably within thirty (30) Business Days of the date on which such dispute is referred to the Auditor, based solely on written submissions forwarded by the Sellers and the Buyer to the Auditor within ten (10) days following the Auditor’s selection (unless and to the extent that the Auditor establishes different procedures), the outstanding disagreements between the Sellers and the Buyer with respect to the Proposed Closing Balance Sheet, the Proposed Net Working Capital, or Final Statement of Movements in Net Working Capital and to determine whether and to what extent (if any) the Proposed Net Working Capital calculation or Final Statement of Movements in Net Working Capital requires adjustment. If the Auditor’s calculation of the Closing Net Working Capital or Final Statement of Movements in Net Working Capital varies by more than five percent (5%) from the Proposed Net Working Capital or Final Statement of Movements in Net Working Capital calculated by the Sellers (as the case may be), then the Sellers shall be responsible for all of the costs and expenses of the Auditor, and shall pay to the Buyer all of the Buyer’s reasonable legal, accounting and other fees and expenses of participating in such dispute resolution procedure. Otherwise the Buyer shall pay the fees and expenses of the Auditor. The Proposed Net Working Capital or Final Statement of Movements in Net Working Capital, as adjusted for the Auditor’s determination shall be deemed to be the Closing Net Working Capital or Final Statement of Movements in Net Working Capital (as the case may be), and shall be final, binding and conclusive for all purposes hereunder in the absence of manifest error or fraud.
3.5	Buyer Change of Control
If there is any change of control of the Buyer, such that any person or persons acting together obtain directly or indirectly more than 50% of the voting shares of the Buyer at any time during the Earn-Out Term, then:
(i)	if the Earned Cash (or any part of it) has not been paid to the Sellers at such time, the Buyer shall pay to the Sellers £250,000 each, less any amounts paid to the Sellers previously pursuant to clause 3.1.4 and clause 3.2, to an account specified by each Seller to the Buyer in writing, and such payment shall constitute a full discharge of the Buyer’s obligations under clause 3.1.4 and clause 3.2; and
(ii)	any remaining amounts of consideration that have not at that time been paid to the Sellers pursuant to clauses 3.1.5, 3.1.7 and 3.1.9 and which it is possible may still be paid to the Sellers pursuant to such clauses shall be paid by the Buyer promptly following the date of such change of control to an escrow account established in the name of the Buyer for that purpose and the Buyer shall procure that the terms under which the escrow account is managed shall include a term that no payments shall be made out of such escrow account, except that (a) as amounts become due and payable to the Sellers in accordance with the terms of clauses 3.1.5, 3.1.7 and 3.1.9 of this Agreement (as adjusted by clauses 3.6.2 and 3.7 if applicable) they are so paid to the Sellers or (b) once such sums become incapable of payment to the Sellers, pursuant to the provisions of Clause 3.1.5, 3.1.7 or 3.1.9 (as applicable) the relevant amount will be released from the escrow account to the Buyer.
3.6	Company Change of Control
If there is any change of control of the Company such that the Buyer intends to transfer or sell more than 50% of its interest in the Shares to persons outside of the Buyer’s Group at any time during the Earn-Out Period then any remaining amounts of consideration not previously paid to the Sellers during the Earn-Out Period in accordance with Clause 3.1 of this Agreement shall be accelerated and become due and payable (including all amounts held in the Escrow Account, plus accrued interest thereon) and the full amount of the Working Capital Payment and the Earned Cash (if not already paid).
3.7	Termination of Seller Employment Agreements without cause by the Buyer
If the Buyer terminates the employment of any of the Sellers without cause, in accordance with the provisions of Clause 4(c) of the applicable Seller Employment Agreement prior to the end of the Earn-Out Period, then any remaining amounts of consideration not previously paid to the Sellers during the Earn-Out Period in accordance with Clause 3.1. of this Agreement shall be accelerated and become due and payable (including all amounts held in the Escrow Account, plus accrued interest thereon) and the full amount of the Working Capital Payment and the Earned Cash (if not already paid).
4	NON-COMPETITION; NON-SOLICITATION
4.1	Subject to Clause 4.2, each of the Sellers severally agrees that, for a period of four (4) years following the Closing Date (the “Restrictive Period”), such Seller shall not, and shall not cause, authorise or permit its Affiliates or Subsidiaries, to:
(a)	directly or indirectly, own, manage, operate, control or participate in the ownership, management, operation or control of, or provide any financing to, any Person (other than the Buyer, the Company or their Subsidiaries or Affiliates) that engages in any activity, operation or business that competes with the then current business of the Company in the Relevant Territory, except that each such Seller may hold less than 3% of the share capital of any such publicly traded Person, and further provided that the Sellers may be employed by a customer of the Business that is not also a competitor of the Company following termination of their Employment Agreement, but solely in the capacity as an employee and not in any consultancy capacity;
(b)	take any action that is designed or intended to have the effect of discouraging any lessor, licensor, customer, employee, or supplier from having a business relationship or potential business relationship with the Company or from maintaining business relationships or entering into a new business relationship with the Company or that may have a Material Adverse Effect on any existing business relationship;
(c)	interfere with, or attempt to interfere with, the employment of any officers, employees, representatives or agents of the Buyer, the Buyer’s Subsidiaries or any Person which the Buyer is a subsidiary of, the Company or any of their Subsidiaries or Affiliates, holding a senior management, administrative sales or operational function, or solicit, hire or attempt to induce any of them to leave the employ of the Buyer, the Buyer’s Subsidiaries or any Person which the Buyer is a subsidiary of, the Company or any such Subsidiary or Affiliate, other than by way of a bona fide recruitment advertising campaign directed at the market in general and not specifically targeting any such employees.
4.2	To the extent that a court of competent jurisdiction orders that the Restrictive Period defined in Clause 4.1 above is neither enforceable nor binding on the Sellers, the parties agree that the Restrictive Period should be reduced to a period of three (3) years following the Closing Date.
4.3	Each of the Sellers acknowledges and agrees that the covenants set forth in this Clause 4 are necessary to protect the goodwill of the Company that is being purchased by the Buyer. Each of the Sellers further acknowledges and agrees that the Buyer’s willingness to enter into this Agreement is conditional and dependent upon such Sellers’ promise to be bound by this Clause 4. The parties hereto acknowledge and agree that any breach of the restrictive covenants contained in this Clause 4 would cause irreparable injury and that the remedy at law for any such breach would be inadequate, and the parties agree and consent that, in addition to any other available remedy, temporary and permanent injunctive relief may be granted in any action or proceeding which may be brought by any party to enforce such restrictive covenants.
4.4	Each of the Sellers acknowledges and agrees that all of the restrictions, covenants and agreements in Clause 4 hereof are appropriate, reasonable and valid (including with respect to geographic scope and duration) and fully necessary for the protection of the legitimate interests of the Buyer or the Buyer’s Subsidiaries or any Person which the Buyer is a subsidiary of. If any provision contained in this Clause 4 shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Clause 4 but this Clause 4 shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. It is the intention of the parties that if any of the restrictions or covenants contained herein is held to cover a geographic area or to be for a length of time which is not permitted by Applicable Law, or in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under Applicable Law, a court of competent jurisdiction shall construe and interpret or reform this Clause 4 to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained herein) as shall be valid and enforceable under such Applicable Law.
5	PRE-CLOSING OBLIGATIONS OF SELLERS
5.1	Conduct of the Business
Each of the Sellers, jointly and severally, hereby agrees that:

5.1.1	from the date hereof until the Closing Date, the Company shall, and the Sellers shall or shall cause the Company to, conduct the Business as a going concern in the ordinary course and use its or their commercially reasonable best efforts, without paying or increasing the compensation, payments, remuneration or fees payable to any Person, to preserve intact the Business and the Company’s relationships and goodwill with third parties and keep available the services of the present officers, Employees, agents, contractors, Consultants and other personnel of the Business.
5.1.2	Without limiting the generality of the foregoing, from the date hereof until the Closing Date and without the Buyer’s prior written consent (such consent shall not be unreasonably withheld), the Sellers shall not permit the Company to or to agree to whether through one action or transaction or a series of connected actions or transactions:
(a)	make any change in its accounting methods or in the manner of keeping its books and records or any change in its current practices with respect to sales, receivables, payables or accrued expenses;

(b)	declare or pay any dividend or make any distribution in respect of any of its equity securities or, directly or indirectly, redeem, purchase or otherwise acquire any of its equity securities or the equity securities of any of its Affiliates or make any other payments of any kind to the holders of any of its equity securities in respect thereof or to the holders of any equity securities of any of its Affiliates in respect thereof, or enter into any commitment or agreement to do any of the foregoing; or

(c)	enter into, or commit to enter into, any transaction with any director, officer, or shareholder, Affiliate or Associate of the Company or any Affiliate of any director, officer or shareholder;
5.2	Transactions Affecting the Shares
During the period from the date of this Agreement until the Shares are transferred to the Buyer on the Closing Date, the Sellers shall not (whether voluntarily or involuntarily, and whether currently or prospectively) sell, transfer or otherwise dispose of any of the Shares or any interest therein or create (or permit the creation of) any Encumbrance on any of the Shares. Each Seller hereby waives all rights he or it may have under any agreements between the Sellers relating to the Company (the “Sellers’ Agreements”) in connection with the sale of the Shares and the other transactions contemplated hereby, and agrees that effective as of the Closing, any such Sellers’ Agreements shall automatically terminate.
6	CLOSING
6.1	Date and Place
Closing shall take place at the offices of Bingham McCutchen LLP, 41 Lothbury, London EC2R 7HF on 2nd January 2007 (the “Closing Date”), or, if Closing does not take place on the scheduled date on the immediately following day (which shall then be deemed to be the Closing Date for the purposes of this Agreement and the provisions of this clause shall apply to the occurrence of Closing on such date, including the deferral provisions, mutatis mutandis, provided that the date of Closing shall not be later than 5 pm UK time on 5th January 2007.
6.2	Closing Events
On Closing, the Sellers and the Buyer shall comply with their respective obligations specified in Schedule 4.

6.3	Payments on Closing
On Closing, the Buyer shall pay the amounts referred to at Clause 3.1.1 and Clause 3.1.9 to the Sellers and the amount referred to at Clause 3.1.2 to the Escrow Account pursuant to the terms of the Escrow Agreement.
6.4	Breach of Closing Obligations
If the Sellers or the Buyer fail to comply with any material obligation in this Clause 6 or Schedule 4 by 5 pm UK time on 5th January 2007, the Buyer, in the case of non-compliance by the Sellers, or the Sellers, in the case of non-compliance by the Buyer, shall be entitled (in addition to and without prejudice to all other rights or remedies available, including the right to claim damages) by written notice to the other:
6.4.1	terminate this Agreement (other than Clauses 1, 9.5, 9.10, 9.12 and 9.16) without liability on its part; or

6.4.2	effect Closing so far as practicable having regard to the defaults which have occurred.
6.5	Long Stop Date
If Closing has not occurred by 5 pm UK time on 5th January 2007, this Agreement shall terminate in any event (other than Clauses 1, 9.5, 9.10, 9.12 and 9.16).
7	WARRANTIES
7.1	The Sellers’ Warranties
7.1.1	Subject to Clause 7.2, the Sellers severally warrant to the Buyer that the statements set out in Schedule 5 are true and accurate and not misleading as of the date of this Agreement.

7.1.2	The Sellers acknowledge that the Buyer has entered into this Agreement in reliance upon the Sellers’ Warranties.

7.1.3	Each of the Sellers’ Warranties shall be separate and independent and shall not be limited by reference to any other paragraph of Clause 7 or by anything in this Agreement or in the Tax Indemnity.
7.2	Sellers’ Warranties Disclosures
The Sellers’ Warranties are subject to matters fairly disclosed in this Agreement or the Disclosure Letter.
7.3	Sellers’ Warranties Waiver of Rights against the Company etc
Save in the case of fraud, or willful non-disclosure the Sellers undertake to the Company and to the Buyer for themselves and as trustee for the directors and officers of the Company to waive any rights, remedies or claims which they may have in respect of any misrepresentation, inaccuracy or omission in or from any information or advice supplied or given by the Company or their respective directors or officers in connection with assisting the Sellers in the giving of any Warranty or the preparation of the Disclosure Letter and the Tax Indemnity.
7.4	Effect of Closing
The Sellers’ Warranties and all other provisions of this Agreement and the Tax Indemnity, to the extent that they have not been performed by Closing, shall not be extinguished or affected by Closing.

7.5	Buyer’s Warranties
The Buyer warrants to the Sellers in the terms of the statements and subject to the limitations on liability set out in Schedule 8.
8	LIMITATION OF SELLERS’ WARRANTIES LIABILITY
8.1	Time Limitation for Claims
The Sellers shall not be liable in respect of any claim for breach of any Sellers’ Warranty (“Warranty Claim”) or any claim under the Tax Indemnity (together “Claim”) unless a notice of the Claim is given by the Buyer to the Sellers:
8.1.1	in the case of any Warranty Claim under paragraph 12 of Schedule 5 (Taxes) or under the Tax Indemnity, within six (6) years of the end of the Company’s financial year following Closing; and

8.1.2	in the case of any other Claim, within 24 months of the date of Closing, except that there shall be no time limitation for giving notice of any claim under paragraphs 1.1 and 1.2 of Schedule 5.
8.2	Minimum Claims
8.2.1	The Sellers shall not be liable for breach of any Sellers’ Warranty in respect of any individual claim (or a series of claims arising from substantially identical facts or circumstances) where the liability agreed or determined (disregarding the provisions of this Clause 8.2) in respect of any such claim or series of claims does not exceed £25,000.

8.2.2	Where the liability agreed or determined in respect of any such claim or series of claims exceeds £25,000, the Sellers shall be liable for the amount of the claim or series of claims as agreed or determined.

8.2.3	Notices of Claims shall be given by the Buyer to the Sellers within the time limits specified in Clause 8.1, specifying in reasonable detail the legal and factual basis of the claim and the evidence on which the Buyer relies and, if practicable, an estimate of the amount of Damages which are, or are to be, the subject of the claim (including any Damages which are contingent on the occurrence of any future event).
8.3	Maximum Liability
8.3.1	The individual aggregate maximum liability of each Seller in respect of all Claims shall not exceed that part of the consideration which he actually receives in cash under this Agreement whether before or after the date of any Claim and irrespective of whether any time limitation referred to in Clause 8.1 has expired, subject to Applicable Law, except that no such limitation shall apply in respect of a Claim for breach of paragraphs 1.2 or 1.3 of Schedule 5.

8.3.2	The individual maximum liability of each Seller in respect of each Claim shall not exceed the total liability of all the Sellers in respect of such Claim divided by the number of Sellers liable in respect of such Claim, except that no such limitation shall apply in respect of a Claim for breach of paragraphs 1.2 or 1.3 of Schedule 5.
8.4	Provisions
The Sellers shall not be liable for breach of any Sellers’ Warranty in respect of any claim if and to the extent that proper allowance, provisions or reserve is made in the Audited Statements for the matter giving rise to the claim.

8.5	Matters Arising Subsequent to this Agreement
The Sellers shall not be liable for breach of any Sellers’ Warranty in respect of any matter to the extent that the same would not have occurred but for:
8.5.1	the passing of, or any change in, after Closing, any law, rule, regulation or administrative practice of any government, governmental department, agency or regulatory body including (without prejudice to the generality of the foregoing) any increase in the rates of Taxation or any imposition of Taxation or any withdrawal of relief from Taxation not actually (or prospectively) in effect at the date of Closing; or

8.5.2	any change in accounting policy, bases or practice of the Buyer or the Company introduced or having effect after Closing.
8.6	Recovery from Third Parties following Recovery from the Sellers
If the Sellers have paid an amount in discharge of any Claim and the Buyer or the Company is entitled to recover (whether by payment, discount, credit, relief, insurance or otherwise) from a third party a sum which indemnifies or compensates the Buyer or the Company (in whole or in part) in respect of the Claim, the Buyer shall procure that the Company shall, on behalf of itself or the Buyer, as applicable, pay to the Sellers as soon as practicable after receipt an amount equal to (i) any sum recovered from the third party less any costs and expenses properly incurred in obtaining such recovery less any Taxation attributable to the recovery after taking account of any tax relief available in respect of any matter giving rise to the Claim or if less (ii) the amount previously paid by the Sellers to the Buyer.
8.7	The Buyer acknowledges that in entering into this Agreement it has relied only on the Sellers’ Warranties and that (in the absence of fraud) it will not have any right or remedy arising out of any representation, warranty, agreement or statement not set out in this Agreement.
8.8	The Sellers shall have no liability in respect of any Claim or to the extent arising from any matter, act, omission or circumstance:
8.8.1	expressly contained in this Agreement or which arises from implementation of this agreement in accordance with its terms;

8.8.2	which would not have occurred but for any act, omission or transaction on or after Closing by or with the consent of the Buyer.
8.9	The Buyer’s rights and remedies in respect of any Claim shall be limited to damages for breach of contract or, in the case of a claim under the Tax Indemnity, recovery on the basis provided in the Tax Indemnity. The Buyer shall not (in the absence of fraud) be entitled to rescind this agreement or to recover damages in tort or for misrepresentation.
8.10	Nothing in this Agreement shall operate to reduce the Buyer’s common law duty to mitigate any loss giving rise to any Claim (other than a Claim under the Tax Indemnity) and the Buyer shall be under a duty so to mitigate.
8.11	Where the same facts or circumstances could give rise to more than one Claim, the Buyer shall not be entitled to recover more than once for the same loss, so that, in calculating the amount payable for breach of any of the Sellers’ Warranties or under the Tax Indemnity, account shall be taken of any amount paid under the Sellers’ Warranties and/or the Tax Indemnity in respect of the same facts or circumstances.
8.12	A Claim (other than a Claim under the Tax Indemnity) in respect of which notice is given in accordance with Clause 8.2.3 shall, if it has not previously been satisfied, settled or withdrawn, be deemed to have been withdrawn and be barred and unenforceable unless legal proceedings have been issued and served on the Sellers in respect of such Claim within 6 months after the date of such notice or, where the Claim is based on a contingent liability, within 6 months after such liability ceases to be contingent.
8.13	The Sellers shall have no liability in respect of any Claim which is based upon a liability which is contingent only unless and until such contingent liability becomes an actual liability and is due and payable.
8.14	The Sellers shall have no liability in respect of any Claim to the extent that there is an understatement of assets or profits in the Audited Statements.
8.15	Any amount recovered by the Buyer from the Sellers pursuant to a Claim shall be treated as a reduction in the Purchase Price received by the Sellers for the Shares.
8.16
8.16.1	If (i) the Company or the Buyer or any member of the Buyer’s Group, or (ii) any of the Sellers, becomes aware of a matter which could reasonably be expected to give rise to a Warranty Claim, the Buyer shall give notice in writing of that fact as soon as reasonably practicable to the Sellers, or, if applicable, the Sellers shall give notice in writing of that fact as soon as reasonably practicable to the Buyer.

8.16.2	If the Company or the Buyer or any member of the Buyer’s Group receives notice of a claim by a third party (“Third Party Claim”) against the Company or the Buyer or any member of the Buyer’s Group which might constitute or give rise to a liability pursuant to this agreement, the Sellers and the Buyer shall consult with each other regarding the conduct of the Third Party Claim and the Sellers shall within 30 days of receipt of notice of the Third Party Claim elect either to conduct the Third Party Claim itself or to leave conduct to the Buyer and the relevant member of the Buyer’s Group. Whether or not the Sellers elect to conduct the Third Party Claim themselves, subject to Clause 8.16.3 below, the Buyer shall and shall procure that the relevant member of the Buyer’s Group shall take such lawful and reasonable action as the Sellers shall reasonably require to avoid, dispute, resist, appeal, compromise, settle, contest or raise a counter-claim in relation to the Third Party Claim.

8.16.3	The Sellers shall indemnify the Buyer or any relevant member of the Buyer’s Group against and in respect of all properly incurred costs, charges, expenses, liabilities and damages for which the Buyer or the relevant member of the Buyer’s Group becomes liable in respect of any action which is required to be taken by the Buyer or any member of the Buyer’s Group under Clause 8.16.2.

8.16.4	A party having conduct of a Third Party Claim shall keep the other fully informed of the progress and the defence of any Third Party Claim and shall consult with and have due regard for the other’s reasonable representation.

8.16.5	Where the Buyer has made a Warranty Claim, the Buyer shall use all reasonable endeavours (subject to the Sellers indemnifying the Buyer for the costs and expenses incurred by it in so doing) to recover any amounts due from any third party (including an insurer).
8.17	No right of set-off
The Buyer acknowledges that no right of set-off, deduction or withholding shall apply to any sums payable under this Agreement and that any payments made to the Sellers in accordance with the terms of this Agreement shall be made without right of set-off, deduction or withholding against any Claim.
8.18	Fraud
8.19	None of the limitations contained in this Clause 8 shall apply as regards any Seller to any Claim which arises or is increased, or to the extent to which it arises or is increased, as the consequence of, or which is delayed as a result of, fraud of that particular Seller.

9	MISCELLANEOUS
9.1	Further Assurances
The Buyer, the Company and the Sellers agree to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be reasonably necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement.
9.2	Public Announcements
Prior to the Closing Date, the Parties hereto agree to consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated herein and, except as may be required by Applicable Law, will not issue any such public statement, including, without limitation, any notice to any employees of the Company, without the prior written consent of the other Parties hereto.
9.3	Administration of Accounts
9.3.1	All payments and reimbursements received by the Sellers after the Closing Date from any third party in the name of or to the Company in connection with or arising out of any business of the Company, including without limitation the Business shall be held by the Sellers in trust for the benefit of the Company and, immediately upon receipt by the Sellers of any such payment or reimbursement such Person shall pay, or cause to be paid, over to the Company the amount of such payment or reimbursement without right of set off.

9.3.2	After the Closing Date, the Company will continue to collect accounts receivable in the ordinary course of business.
9.4	Tax Matters
9.4.1	The terms of the Tax Indemnity are incorporated into this Agreement.

9.4.2	The Company shall, and Buyer shall cause the Company to, preserve and keep all tax records relating to Taxes of the Company for periods ending on or prior to the Closing Date and any period that includes but does not end on the Closing Date for so long as the contents thereof may become material to the administration of any applicable Tax law, but in any event until the later of (i) the expiration of any applicable statute of limitations and (ii) seven years after the Closing Date; provided, however, if the Company determines that any such records are no longer material in the administration of any matter under applicable Tax law, the Company may dispose of such records upon 90 calendar days prior notice to the Sellers. Following the Closing, for so long as the such Tax records are retained, as provided in the preceding sentence, the Buyer shall permit the Sellers and their representatives and agents to have reasonable access during normal business hours to such Tax records to the extent that such access may be reasonably required (i) in connection with the preparation of the Sellers’ Tax and accounting records; (ii) in connection with the preparation of any Tax returns or with Tax audits; or (iii) in connection with any Tax-related litigation, investigation or proceeding.
9.5	Confidentiality
9.5.1	“Confidential Information" means information, including, without limitation, certain confidential information of the business and assets of a Party to this Agreement, including technical, manufacturing, marketing, financial and commercial information provided to the other Party to facilitate the consideration, evaluation, approval and consummation of the transactions contemplated by this Agreement (“Permitted Purposes”). Confidential Information shall also include all notes, analyses, compilations, studies or other documents prepared by the Buyer, the Company or the Sellers, as the case may be, and any of their respective Affiliates or representatives, including solicitors and financial advisors or agents (“Representatives") thereof, insofar as they contain or reveal the other’s Confidential Information. In addition, the following shall be deemed Confidential Information: (i) the nature or content of any provisions of this Agreement; (ii) the fact that Confidential Information has been made available by any Party to the other or that any Party has inspected any portion of the other’s Confidential Information; (iii) the fact that any discussions or negotiations have taken place pertaining to the transactions contemplated by this Agreement; and (iv) any of the provisions or facts with respect to the transactions contemplated by this Agreement, including the status thereof.
9.5.2	Confidential Information that is furnished by a Party, its Affiliates or its Representatives (“Discloser”) to another Party, its Affiliates or its Representatives (“Recipient"), whether furnished orally, in writing or in graphic, encoded or other tangible form before or after the date of this Agreement shall be treated confidentially and with at least the same degree of care that the Recipient uses to treat its own information of a similar nature.

9.5.3	Confidential Information does not include, or shall cease to include, any information if, or when, and to the extent that, it:
(a)	is or becomes generally available to the public, other than as a result of a disclosure by the Recipient in breach of this Clause 9.5;

(b)	was available to the Recipient on a non-confidential basis prior to its disclosure by the Discloser;

(c)	becomes available to the Recipient on a non-confidential basis from a source other than the Discloser, provided such source is not bound by a confidentiality agreement with the Discloser, or is otherwise not prohibited from transmitting the information to the Recipient, by a contractual, legal or fiduciary obligation of which the Recipient had prior knowledge or should reasonably have been aware; or

(d)	is independently developed by the Recipient and is so documented or otherwise proved.
9.5.4	A Recipient shall be permitted to disclose the Discloser’s Confidential Information only to those Persons who have a bona fide need to know such Confidential Information in connection with the Permitted Purposes, provided such Persons shall be informed of the confidential nature of the Confidential Information, and are obligated to maintain the confidentiality thereof and to comply with all other obligations hereunder. Except with the specific prior consent of the Discloser or as expressly otherwise permitted by the provisions hereof, the Discloser’s Confidential Information will not be disclosed by the Recipient and the Recipient will not use the deemed duly given (i) if personally delivered, when so delivered, (ii) if mailed, five (5) Business Days after having been sent by registered or certified mail (or airmail to an overseas recipient), return receipt requested, postage prepaid and addressed to the intended recipient as set forth below, (iii) if given by facsimile, once such notice or other communication is transmitted to the facsimile number specified below and the appropriate answer back or telephonic confirmation is received, provided that such notice or other communication is promptly thereafter mailed in accordance with the provisions of paragraph (ii) above, or (iv) if given by email communication, once such notice or communication has been sent and a delivery receipt in respect of such communication has been received by the sending party or the email is actually received by the recipient in any event, provided that such notice or communication is promptly thereafter mailed in accordance with the provisions of paragraph (ii) above, or (v) if sent through an overnight delivery service in circumstances in which such service guarantees next day delivery, the day following being so sent:

If to the Sellers:
Mr. Janos Sivo
2 Meridian House
3 Upper St. Martin’s Lane London
WC2H 9NY
Janos.sivo@cartesian.co.uk
Mr. Alan Strong
24 Flanchford Road
London
W12 9ND
Alan.strong@caftesim.co.uk
Mr. William Hill
School House
School Lane
Headbourne Worthy
Winchester
S023 7JX
William.hill@cartesian.co.uk
Mr. James Baker
101 Eastbourne Mews
London
W2 6LQ
Jim.baker@cartesian.co.uk
with a copy to, in each case:
Nabarro Nathanson Lacon House
Theobald’s Road
London WC1X 8RW
Attn: Glyn Taylor
Fax No.: 44-(0)207-868-3357
If to the Buyer or the Company after the Closing Date:
The Management Network Group Inc.
7300 College Boulevard, Suit 302
Overland Park, Kansas 66210
Attn: Don Klumb/Micky Woo
Donald.Klumb@tmng.coicky.Woo@tmg.com
Fax No.: (913) 451-1845
with a copy to:
Bingham McCutchen LLP 41 Lothbury
London EC2R 7HF
Attn: Vance Chapman
Fax No.: 44-(0)207-661-5400

Any Party may give any notice, request, demand, claim or other communication hereunder using any other means (including ordinary mail), but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received by the individual for whom it is intended. Any Party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.
9.7	Amendments; No Waivers
9.7.1	Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by all Parties hereto, or in the case of a waiver, by the Party against whom the waiver is to be effective.

9.7.2	No waiver by a Party of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent occurrence. No failure or delay by a Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.
9.8	Expenses
9.8.1	Subject to the provisions of Clause 9.8.2, all costs and expenses incurred in connection with this Agreement and in closing and carrying out the transactions contemplated herein shall be paid by the Party incurring such cost or expense. Without limiting the generality of the immediately preceding sentence, the fees, costs and expenses of the accountants, solicitors and other financial advisors, brokers, finders and other advisors to the Company or the Sellers in connection with the preparation or negotiation of, or consummation of the transactions contemplated by, this Agreement shall be borne by the Sellers and none of such fees, costs or expenses shall be paid by the Company. This Clause shall survive the termination of this Agreement.

9.8.2	The Sellers shall be responsible for paying all fees, commissions and expenses of any investment banker, broker, finder or other intermediary or advisor engaged by them upon consummation of the transactions contemplated by this Agreement or otherwise.
9.9	Successors and Assigns
This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. No Party hereto may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of each other Party; provided however, that the Buyer may, without the consent of the Sellers, assign its rights under this Agreement (i) for security, including, without limitation, to the Buyer’s financing sources and lenders, (ii) to any Subsidiary or Affiliate of the Buyer, or (iii) to any successor in title of the Buyer to the Shares.
9.10	Governing Law; Exclusive Jurisdiction
This Agreement shall be governed by and construed in accordance with the laws of England and Wales. Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement shall be brought against any of the Parties in the courts of England, and each of the parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein.

9.11	Counterparts; Effectiveness
This Agreement may be signed in any number of counterparts and the signatures delivered by telecopy, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument and delivered in person. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other parties hereto.
9.12	Entire Agreement
This Agreement (including the Schedules and Exhibits referred to herein which are hereby incorporated by reference and the other agreements executed simultaneously herewith) constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings and negotiations, both written and oral, between the Parties with respect to the subject matter of this Agreement.
9.13	Captions
The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. All references to a Clause or Part include all subparts thereof.
9.14	Severability
If any provision of this Agreement, or the application thereof to any Person, place or circumstance, shall be held by a court of competent jurisdiction to be invalid, unenforceable or void, the remainder of this Agreement and such provisions as applied to other Persons, places and circumstances shall remain in full force and effect only if, after excluding the portion deemed to be unenforceable, the remaining terms shall provide for the consummation of the transactions contemplated hereby in substantially the same manner as originally set forth at the later of the date this Agreement was executed or last amended.
9.15	Cumulative Remedies
Other than as provided for in this Agreement, the rights, remedies, powers and privileges are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.
9.16	Third Party Beneficiaries
Other than (i) the Company, the directors and officers of the Company with respect to the provisions of Clause 7.3, the benefit of which is hereby conferred upon such persons, nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any Person not a party pursuant to the Contracts (Rights of Third Parties) Act 1999 or otherwise.
9.17	Specific Performance
The Parties hereby acknowledge and agree that the failure of any Party to perform its agreements and covenants under this Agreement, including its failure to take all actions as are necessary on its part to the consummation of the transactions contemplated herein, will cause irreparable injury to the other Parties, for which damages, even if available, will not be an adequate remedy. Accordingly, each Party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of that Party’s obligations and to the granting by any court of the remedy of specific performance of its obligations under this Agreement.
[Signatures appear on the following pages]

IN WITNESS WHEREOF, the parties hereto have caused this Share Purchase Agreement to be duly executed by their respective authorised officers as of the day and year first above written.
“SELLERS”

Janos Sivo

Alan Strong

William Hill

James Baker
“BUYER”
THE MANAGEMENT NETWORK GROUP, INC.

By:

Name: Richard P. Nespola
Title: Chairman and Executive Officer